Exhibit 99.1

NETGEAR, INC.
SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS
(IN THOUSANDS)

	BALANCE AT	ADDITIONS	DEDUCTIONS	BALANCE AT
	BEGINNING OF YEAR			END OF YEAR
Allowance for doubtful accounts:
Year ended December 31, 2002	$1,500	$656	$(1,283)	$873
Year ended December 31, 2003	$873	$513	$(64)	$1,322
Year ended December 31, 2004	$1,322	$371	$(184)	$1,509
Deferred tax asset valuation allowance:
Year ended December 31, 2002	$12,999	$—	$(3,826)	$9,173
Year ended December 31, 2003	$9,173	$599	$(9,772)	$—
Year ended December 31, 2004	$—	$—	$—	$—
Allowance for sales returns:
Year ended December 31, 2002	$7,667	$18,371	$(13,734)	$12,304
Year ended December 31, 2003	$12,304	$27,459	$(22,959)	$16,804
Year ended December 31, 2004	$16,804	$30,863	$(30,494)	$17,173
Allowance for price protection:
Year ended December 31, 2002	$2,302	$9,059	$(8,309)	$3,052
Year ended December 31, 2003	$3,052	$11,603	$(12,048)	$2,607
Year ended December 31, 2004	$2,607	$14,939	$(12,897)	$4,649